Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman: Zhou Jiping

Vice Chairman and Non-Executive Director: Liao Yongyuan

Vice Chairman and Executive Director: Wang Dongjin

Non-Executive Directors

Yu Baocai

Shen Diancheng

Liu Yuezhen

Executive Director

Liu Hongbin

Independent Non-Executive Directors

Chen Zhiwu

Richard H. Matzke

Lin Boqiang

The Board has established four Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee	Audit	Examination and Remuneration	Investment and Development	Health, Safety and Environment
Director	Committee	Committee	Committee	Committee
Zhou Jiping
Liao Yongyuan				C
Wang Dongjin			C
Yu Baocai				M
Shen Diancheng				M
Liu Yuezhen	M	M
Liu Hongbin			M
Chen Zhiwu			M
Richard H. Matzke		C
Lin Boqiang	C	M

Notes:

C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

Beijing, the PRC

22 May 2014